April 19, 2005



Mail Stop 0306

Richard K. Williams
President, Chief Executive Officer
and Chief Technical Officer
Advanced Analogic Technologies Incorporated
830 East Arques Avenue
Sunnyvale, CA 94085

Re:	Advanced Analogic Technologies Incorporated
	Registration Statement on Form S-1
	Filed April 4, 2005
	         File No. 333-123798
Dear Mr. Williams:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.
Summary - Page 1
2. In the forepart of the prospectus, including the summary and the risk factors, please limit the use of technical jargon and terms that may not be familiar to investors, including terms and abbreviations such as ASSPs, analog ICs, DRAM fabs, and analog CMOS process technology. Where you believe it is essential to use technical terms and abbreviations, please define them when you use them.
3. Please supplementally support your statements about being a "leading supplier."
Risk Factors - Page 6
Our customers may cancel their orders - Page 6
4. Please expand this risk factor to include a discussion of the impact of your sales and development cycle as you discuss on page 23.
For example, please describe the impact of technology obsolesence on your inventory.
We receive a substantial proportion of our revenues from one customer
- Page 6
5. Please explain whether you believe LG Electronics will continue to be a significant customer in the future.
6. You state that your sales may be impacted by customers managing their quarterly inventories for "seasonal variations and other reasons." Please expand to explain the seasonal variations and what some other reasons may be for such quarterly variations.
The nature of the design process requires us - Page 8
7. Please include in this risk factor a brief description of an average product sales and development cycle timeline.
Because we receive a substantial portion of our revenues - Page 9
8. Disclose the percentage of your revenues that EPCO Technology represented in 2004.
We outsource our wafer fabrication - Page 11
9. You explain that transitioning to a backup supplier would required you to meet consumer demand from your then existing inventory for a period of six to twelve months. In light of the fact that you have had inventory write-downs, please explain how much inventory you keep for such a potential transition.
Assertions by third parties of infringement - Page 12
10. Please explain the impact on your product line and future revenues if Siliconix is successful in asserting its patent claim. Are these patents critical to your TrenchDMOS product?

Our failure to protect our intellectual property rights - Page 12
11. In light of the fact that most of your business is done in South
Korea, Taiwan and China, please expand your discussion about foreign patent protection not being as comprehensive as in the U.S. to discuss your experiences in these particular countries.
The price of our stock could decrease - Page 16
12. Please explain what percentage of your total outstanding stock will be available for resale after this offering and when your lockup agreements expire on such shares.
Capitalization - Page 20
13. "Cash and cash equivalents" is not a component of capitalization for purposes of this disclosure. Please revise to delete the line.
Dilution - Page 21
14. Expand the disclosure on page 21 to quantify how many other options and warrants are currently outstanding. Expand to state how the table at the bottom of the page would change if you assume exercise of all warrants and outstanding options with exercise prices less than the IPO price.
Management`s Discussion and Analysis - Page 23
Results of Operations - Page 28
General
15. We see that substantially all of your revenues are from foreign customers. Please revise to quantify the impact of changes in exchange rates on reported revenues and expenses, if material. Revenues - Page 28
16. As a related matter, please disclose more details of the "tightening credit supply" in China discussed on page 18 and the impact that this is expected to have on future operations.

Gross profit - Page 29
17. Please revise to quantify each of the significant factors cited, such as increases in higher-margin products, economy of scale and cost reduction initiatives, in explaining the changes in your gross profit margin. In addition, each significant factor that contributed to the significant variances in revenue and expense amounts each period should also be quantified and discussed. Please apply throughout MD&A to the extent practicable.
18. We note your inventory write-downs of $1.5 million, $550,000 and
$939,000 in 2004, 2003 and 2002, respectively. Revise to disclose more details of these write-downs and the specific circumstances that resulted in the significant impairments each period. In addition, disclose whether this inventory was sold, discarded or otherwise disposed. The impact of any sales of this inventory on margins should also be clarified each period.
Liquidity and Capital Resources - Page 34
19. Please revise to discuss details of the significant variances in the balance sheet accounts each period. For example, the significant increases in inventory and deferred income tax assets at December 31,
2004 should be addressed.
Intellectual Property - Page 48
20. On page 49 you describe two letters from Linear Technologies and
International Rectifier alleging patent infringement. Please explain the status of those two allegations in this section.
Board Committees - Page 53
21. You state you intend to add one more director to your audit committee. Clarify whether this additional director will be a current board member or a new director.
Director Compensation - Page 55
22. Please identify those directors eligible to receive any director compensation under your compensation policy. Disclose whether the chairperson can receive compensation, even if he were not otherwise eligible to receive it.
Summary Compensation Table - Page 55
23. We note footnote 4.  Briefly describe the position of "AATI
Fellow."
Preferred Stock, Convertible Note and Warrant Issuances - Page 62
24. Please disclose the conversion ratio of the preferred stock, and state the number of shares of common stock that will be issued upon conversion.
Common Stock Warrant Issuance - Page 62
25. Please disclose the amounts each of these officers loaned to the company that were subsequently cancelled in exchange for issuing these warrants.
Voting Agreement - Page 63
26. Disclose whether Vision 2000 has designated Mr. Seto`s replacement yet.
Principal and Selling Shareholders - Page 64
27. Please identify the selling shareholders, and provide the information required by Item 507 of Regulation S-K.
28. Identify the individuals why have voting and/or investment control over the shares held by the entities identified in the table.
Registration Rights - Page 67
29. Please expand this discussion to explain which "certain" holders are entitled to demand registration rights and how many shares they own.
Shares eligible for future sale - Page 70
30. Please identify what amount "substantially all" of the holders of your stock are subject to lockup agreements.
31. Please identify the amount of shares eligible to be sold under the provisions of Rule 144.
Report of Independent Registered Public Accounting Firm
32. The report of Independent Registered Public Accounting Firm on page F-2 references Advanced Analogic Technologies Incorporated and
Subsidiaries. This is not consistent with the reference to the registrant in the financial statements. Please revise.
Financial Statements
33. Please include an updated and signed consent from your independent auditors with any amendment.
34. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.


Balance Sheet - Page F-3
35. Total amounts included in the column Unaudited Pro Forma
December
31, 2004 on page F-3 do not add to total assets. Please revise.
Note 1- Business and Significant Accounting Policies - Page F-8 Revenue Recognition - Page F-8
36. With respect to product sales, revise to describe your return policy, post shipment obligations and any customer acceptance provisions. Clarify how these impact your revenue recognition. Clarify that you policy is in accordance with SAB 104.
37. Revise to disclose more details of sales incentives and discounts and the specific accounting treatment under EITF 01-09. Provide details disclosure of how you estimate discounts and incentives, including how amounts are reported in the financial statements. Clarify how you are able to estimate price protection. In addition, tell us why you refer to SFAS 48 for the accounting for price protection.
38. We reference the discussion on page 9 of the numerous support functions provided by the distributors. Please disclose details of the accounting for these services.
Note 6 - Stockholders` Equity - Page F-14
39. In each transaction involving the issuance of shares, options or warrants for services or financing arrangements, expand your disclosures to state the fair value of the issuance and how the value was determined. Address both the method and the significant assumptions used to determine the values.

Stock Options - Page F-15
40. Supplementally provide us with details of each significant issuance of stock options and warrants from January 2004 through the
date of your response.  This should include the options and
warrants
issued pursuant to employment agreements discussed on page 57.
Include the following information for each grant:
		      a.	Number of shares issuable in the grant and the
date issued;
b.	Exercise price per share;
c.	Any restriction or vesting terms;
d.	Management`s fair value per share estimate;
e.	How management determined the fair value estimate;
f.	Identity of the recipient and relationship to the company;
g.	Nature and terms of any concurrent transactions with the
recipient;
h.	Amount of any recorded compensation element and accounting
literature relied upon.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share. In addition, indicate the considering given to the estimated IPO price when determining management`s estimate of fair value. Also, indicate when discussions were initiated with your underwriter(s) and provide a history of pricing discussions therewith. We may delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 7 - Income Taxes - Page F-17
41. Given that you have had only two years of operating profits
(2004
and 2003), supplementally describe all available evidence, both positive and negative, to support your $11.2 million reversal of prior valuation allowance in 2004. Revise footnote and MD&A as necessary.
42. We see that your have operations in many foreign countries. Revise to make disclosure about any tax holidays in those jurisdictions, if material. Refer to SAB 11-C.
Note 12 - Litigation - Page F-21
43. Please revise to also disclose details of the other litigation discussed on page 49, including International Rectifier, Linear Technology, etc. The discussion should include details of whether you believe that these matters will have a significant impact on results of operations, financial condition or liquidity.

Exhibits
44. Please file all your exhibits so we can complete our review, also please confirm that you will be filing the voting agreement you describe on page 63. We note you intend to seek confidential treatment on some exhibits. Confidential treatment requests must be resolved prior to your filing becoming effective.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the
effective
date of the registration statement as a confirmation of the fact that
those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Patrick Enunwaonye at (202) 824-5529 or in his
absence, Brian Cascio at (202) 942-1791, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-
1880
with any other questions.

      Sincerely,




							Peggy Fisher
							Assistant Director

cc:	Mario M. Rosati, Esq.
	Mark L. Reinstra, Esq.
	Alexander D. Phillips, Esq.





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Richard K. Williams
Advanced Analogic Technologies Incorporated
April 19, 2005
Page 9